

Mail Stop 4546

March 21, 2017

Earnest Blackmon
Principal Executive, Financial and Accounting Officer
United Cannabis Corporation
1600 Broadway, Suite 1600
Denver, CO 80202

> **Re: United Cannabis Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 7, 2017**
> **File No. 333-216222**

Dear Mr. Blackmon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

General

1. Please include the disclosure required by Item 507 of Regulation S-K for the selling shareholder.

2. Please revise to indicate, if true, that the investor's obligations under the equity line are not transferable.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at (202) 551-2544 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: William T. Hart, Esq.